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                                                                      EXHIBIT 12

                            AMERICAN EXPRESS COMPANY

          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)

                                                               Years Ended December 31,
                                                   ----------------------------------------------
                                                    2004      2003      2002      2001      2000
                                                   ------    ------    ------    ------    ------
Earnings:
       Pretax income from continuing operations    $4,951    $4,247    $3,727    $1,596    $3,908
       Interest expense                             1,659     1,606     1,832     2,856     2,922
       Other adjustments                              154       157       174       175       163
                                                   ------    ------    ------    ------    ------
Total earnings (a)                                 $6,764    $6,010    $5,733    $4,627    $6,993
                                                   ------    ------    ------    ------    ------
Fixed charges:
       Interest expense                            $1,659    $1,606    $1,832    $2,856    $2,922
       Other adjustments                              145       140       151       170       165
                                                   ------    ------    ------    ------    ------
Total fixed charges (b)                            $1,804    $1,746    $1,983    $3,026    $3,087
                                                   ------    ------    ------    ------    ------
Ratio of earnings to fixed charges (a/b)             3.75      3.44      2.89      1.53      2.27
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Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the
"Company") and Travel Related Services' cardmember lending activities, which is netted against net investment income and cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.